UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Vennly, Inc.

Legal status of issuer

> *Form*
> C-corp

> *Jurisdiction of Incorporation/Organization*
> Delaware, United States

> *Date of organization*
> August 20, 2019

Physical address of issuer
447 Broadway, 2nd Floor New York, NY 10013

Website of issuer
https://vennly.co/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
8,742

Price (or method for determining price)
$2.86

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 24, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$94,560	$338,924
Cash & Cash Equivalents	$94,006	$338,093
Accounts Receivable	$-	$-
Short-term Debt	$-	$-
Long-term Debt	$1,054,614	$1,004,870
Revenues/Sales	$89,705	$58,340
Cost of Goods Sold	$-	$-
Taxes Paid	$-	$-
Net Income (Loss)	($294,107)	($288,198)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 7, 2022



Up to $1,070,000 of Series Seed Preferred Equity

Vennly, Inc. ("Vennly", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 24, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by June 10, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $998.14 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, for fiscal year 2022, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://vennly.co/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/vennly

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Vennly, Inc. ("the Company") is a Delaware, United States c-corporation, incorporated on August 20, 2019.

The Company is located at 447 Broadway, 2nd Floor New York, NY 10013.

The Company's website is https://vennly.co/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/vennly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,070,000
Purchase price per Security	$2.86
Minimum investment amount per investor	$998.14
Offering deadline	June 24, 2022
Use of proceeds	See the description of the use of proceeds on pages 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The company has outstanding convertible notes. The Company issued a total of nine and seven convertible note agreements for cash proceeds of $947,188. The convertible notes agreements carry 5% interest and a February 28, 2022 maturity date. The convertible notes are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Landau, Dan Densen, and Max Engel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware, United States law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Vennly powers audio for enterprises. We enable companies to create and distribute audio content directly to their priority channels, internally and externally, in custom-branded players with detailed analytics to help drive desired business outcomes.

Vennly is a SaaS business that's making it possible for businesses to share audio content seamlessly, privately, and securely in the flow of work.

Listen here: https://tinyurl.com/mryy4s6m

The Problem: Businesses are searching for ways to communicate with virtual and distributed workforces but are struggling with email burnout and Zoom fatigue. A 2021 survey by Kantar shows that 83% of corporate employees want to listen to company updates as podcasts but businesses don't have secure ways to distribute that into their work channels.

Our Solution: Vennly aims to solve technical barriers by integrating audio into communications channels like Slack, Sharepoint, Notion, and Asana. With Vennly, businesses are able to share executive updates, sales enablement content, and culture initiatives to their collaboration hubs in custom-branded players with enterprise-grade analytics.

Traction: Vennly has annual contracts with leading companies like ExxonMobil, Smartsheet, Macmillan Publishers, Mission Square, and SAP. We've grown average contract value (ACV) from $3,111 for contracts signed in Q1-Q2 '21 to $21,069 for contracts signed in Q3-Q4 '21. On the product side, we've focused on enabling secure distribution of audio content into existing platforms. Our analytics are able to provide companies with perspective on how their content is engaging with their teams. In 2022, we'll develop the Vennly audio player to provide more dynamic listening experiences like playlisting and customizable multiple-choice questions. By connecting listener insights - from content sources and listener destinations - with customizable engagement metrics (e.g. how employees answered a question associated with a specific piece of content), we believe we'll be able to continue to drive deal size and upsells with key features.

Business Plan

Vennly sits at the intersection of the podcast industry (projected to be worth $94.9B in 2028) and the HR tech industry (projected to be $35.9B in 2028). We can also impact the corporate eLearning market, which is projected to be worth $271B by 2026. Vennly's primary buyer sits within HR with a specific focus on employee experience. There are adjacent buying centers like Enablement, Internal Communications, and Learning and Development.

Podcasting for internal company use is a rapidly expanding space but existing solutions are rife with issues. When sharing audio internally, many companies simply post MP3s of the podcasts to their internal channels of communication. This is a significant security risk because that content can easily be downloaded and repurposed by a bad actor and no listener insights are available on an MP3, making it impossible to determine ROI on those efforts. There are also private podcasting apps that service internal company podcasts and are gaining traction. However, these companies like uStudio, Spokn, and Storyboard.fm require employees to download a dedicated app to listen to company podcast content - this increases user friction and lessens engagement. We've found that as companies grow above four hundred employees, they begin to invest heavily in internal channels of collaboration like Slack and intranets; and they require their content and communications to live on those channels, not solely on a third-party app.

As our product has matured, we have been able to drive deal size by leaning into our analytics product and Slack integration. Many younger, growth stage companies use Slack as their internal "source of truth" but they don't have clear sight-lines into employee engagement on that channel. Since rolling out our Slack integration in Q4 2021, we've found success in our sales cycle for Slack-specific companies.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Team	60%	60%	79%

Marketing and Acquisition	20%	20%	11%
Technology Costs	10%	10%	5%
G&A	10%	10%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Landau	CEO and Co-Founder	As the CEO, Brian is responsible for the overall management and day-to-day operations of Vennly. Brian also heads up Vennly's sales and partnership efforts, given his experience leading sales organizations. Brian also leads efforts to establish Vennly as a thought leader in business audio, hosting and producing Vennly's podcast, hosting webinars on business audio, and presenting to relevant organizations.
Dan Densen	Co-Founder and CMO	As Vennly's CMO, Dan leads brand and marketing efforts, and supports both sales and partnerships efforts. Dan also leads business operations, establishing and codifying Venny's business processes, leading customer success efforts, leading financial operations (e.g., AR and invoicing, updating financial projections, etc.), and serving as the point of contact for vendors (e.g., outside counsel, bookkeeping, etc.)
Max Engel	Co-Founder and CPO	As Vennly's CPO and CTO, Max leads both product and technology for Vennly. He manages Vennly's team of engineers, who are employed through an EOR, and sets the product roadmap. Max supports sales effort as the technical lead and to answer questions about integrations, ensuring he has a direct understanding of customers' needs so those needs will be met through product improvement and feature releases.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues	Percentage ownership of the Company by the holders of such	Other material terms

			pursuant to this Offering	securities prior to the Offering	
Common Stock	1,133,000	Yes	N/A	96%	N/A
Employee Stock Plan	50,000	Only if Exercised	N/A	4%	N/A
Convertible Note	$947,188	Only on Conversion	Expected to convert into Preferred Shares in this Financing	N/A	N/A

The Company has the following debt outstanding:

The company has outstanding convertible notes. The Company issued a total of nine and seven convertible note agreements for cash proceeds of $947,188. The convertible notes agreements carry 5% interest and a February 28, 2022 maturity date. The convertible notes are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements.

Ownership
A majority of the Company is owned by CEO and Co-Founder, Brian Landau.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Landau	800,000 Common shares	67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Vennly, Inc. was incorporated on August 20, 2019 in the state of Delaware. The Company's headquarters are located in Summit, New Jersey.

Vennly is an end-to-end audio platform designed for enterprises to create and share audio both internally and externally. Vennly offers a seamless and secure SaaS solution, with two primary web apps. There is a web based recording studio and CMS, where credentialed creators within your organization can upload, record, tag, and submit content for review. There's also an admin dashboard, where admins can edit metadata, approve content, customize web players, credential new creators, and view content analytics.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $75,000 cash on hand as of January 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large

15

institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	September 1, 2020	Regulation D	Convertible Note	$947,188	Continuing working capital

All issued Convertible Notes are expected to be converted into Preferred Stock in connection with a fully-subscribed Offering.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $998.14. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

For the Offerings, investors who invest $100,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences

None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

• increase or decrease the authorized number of shares of any class or series of capital stock;

• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

• increase or decrease the number of directors;

• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than or equal to $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Brian Landau*

(Signature)

Brian Landau

(Name)

CEO and Co-Founder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Brian Landau*

(Signature)

Brian Landau

(Name)

CEO and Co-Founder

(Title)

April 7, 2022

(Date)

/s/ *Dan Densen*

(Signature)

Dan Densen

(Name)

Co-Founder and CMO

(Title)

April 7, 2022

(Date)

/s/ *Max Engel*

_____

(Signature)

Max Engel

_____

(Name)

Co-Founder and CPO

_____

(Title)

April 7, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

VENNLY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vennly, Inc.
Summit, New Jersey

We have reviewed the accompanying financial statements of Vennly, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

VENNLY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 94,006	$ 338,093
Total current assets	**94,006**	**338,093**
Property and equipment, net	554	831
Total assets	**$ 94,560**	**$ 338,924**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Convertible Notes	947,188	947,188
Accrued interest on Convertible Note	107,426	57,682
Total liabilities	**1,054,614**	**1,004,870**
STOCKHOLDERS EQUITY		
Common Stock	11	11
Additional Paid In Capital	45,544	45,544
Retained earnings/(Accumulated Deficit)	(1,005,609)	(711,502)
Total stockholders' equity	**(960,054)**	**(665,946)**
Total liabilities and stockholders' equity	**$ 94,560**	**$ 338,924**

See accompanying notes to financial statements.

VENNLY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 89,705	$ 58,340
Cost of goods sold	-	-
Gross profit	89,705	58,340
Operating expenses		
General and administrative	119,390	125,127
Sales and marketing	19,454	19,688
Research and development	195,224	164,780
Total operating expenses	334,069	309,595
Operating income/(loss)	(244,364)	(251,255)
Interest expense	49,744	36,943
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(294,107)	(288,198)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (294,107)**	**$ (288,198)**

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	**1,000,000**	**$ 10**	**$ 70,545**	**$ (423,304)**	**$ (352,749)**
Issuance of Common Stock	100,000	1			1
Capital distribution			(25,001)		(25,001)
Net income/(loss)				(288,198)	(288,198)
Balance—December 31, 2020	**1,100,000**	**11**	**45,544**	**$ (711,502)**	**$ (665,946)**
Issuance of Common Stock	33,000	0			0
Net income/(loss)				(294,107)	(294,107)
Balance—December 31, 2021	**1,133,000**	**$ 11**	**$ 45,544**	**$ (1,005,609)**	**$ (960,053)**

See accompanying notes to financial statements.

VENNLY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(294,107)	$	(288,198)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		277		277
Changes in operating assets and liabilities:				
Accrued interest on Convertible Note		49,744		36,943
Net cash provided/(used) by operating activities		**(244,087)**		**(250,978)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Note		-		325,000
Issuance of Common Stock		0		1
Capital distribution		-		(25,001)
Net cash provided/(used) by financing activities		**0**		**300,001**
Change in cash		(244,086)		49,023
Cash—beginning of year		338,093		289,070
Cash—end of year	**$**	**94,006**	**$**	**338,093**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	49,744	$	36,943
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Vennly Inc. was incorporated on August 20, 2019, in the state of Delaware. The financial statements of Vennly Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Summit, New Jersey.

Vennly is an end-to-end audio platform designed for enterprises to create and share audio both internally and externally. Vennly offers a seamless and secure SaaS solution, with two primary web apps. There is a web-based recording studio and CMS, where credentialed creators within your organization can upload, record, tag, and submit content for review. There's also an admin dashboard, where admins can edit metadata, approve content, customize web players, credential new creators, and view content analytics.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $88,093, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer equipment	5 years

Income Taxes

Vennly Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its services to users that access the Vennly audio platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $19,454 and 19,688, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer equipment	$ 1,385	$ 1,385
Property and Equipment, at Cost	**1,385**	**1,385**
Accumulated depreciation	(831)	(554)
Property and Equipment, Net	**$ 554**	**$ 831**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $277 and $277 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,133,000 shares and 1,100,000 shares have been issued and are outstanding.

VENNLY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Shares with $0.00001 par value. As of December 31, 2021, and December 31, 2020, no shares have been issued and are outstanding.

5. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Nam	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
David Landau	$ 337,188	5.00%	4/19/2019	2/28/2022	18,264	46,363	-	365,287	411,650	16,859	28,099	-	$ 337,188	365,287
Rob Densen	$ 50,000	5.00%	4/18/2019	2/28/2022	2,708	6,875		54,167	61,042	2,500	4,167		$ 50,000	54,167
Sarah Densen	$ 75,000	5.00%	6/25/2019	2/28/2022	4,063	10,313		81,250	91,563	3,750	6,250		$ 75,000	81,250
Mark Densen	$ 50,000	5.00%	5/30/2019	2/28/2022	2,708	6,875		54,167	61,042	2,500	4,167		$ 50,000	54,167
Jean Chatzky	$ 25,000	5.00%	5/25/2019	2/28/2022	1,354	3,438		27,083	30,521	1,250	2,083		$ 25,000	27,083
Eric Becker	$ 35,000	5.00%	7/16/2019	2/28/2022	1,896	4,813		37,917	42,729	1,750	2,917		$ 35,000	37,917
Trust U/W/O Paul Den	$ 50,000	5.00%	5/30/2019	2/28/2022	2,500	6,667		50,000	56,667	2,500	4,167		$ 50,000	54,167
Sue King	$ 25,000	5.00%	4/20/2020	2/28/2022	1,250	2,083		25,000	27,083	833	833		$ 25,000	25,833
David Landau	$ 300,000	5.00%	8/29/2020	2/28/2022	15,000	20,000		300,000	320,000	5,000	5,000		$ 300,000	305,000
Total	**$ 947,188**				**$ 49,744**	**$ 107,426**	**$ -**	**$ 994,870**	**$ 1,102,296**	**$ 36,943**	**$ 57,682**	**$ -**	**$ 947,188**	**$ 1,004,870**

The convertible notes are convertible into common shares at a conversion price. Conversion Price is defined as the lesser of (i) 80% of the price paid per Equity Unit for Equity Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $3,500,000 by (y) the number of Equity Units of the Company's common stock or membership units as the case may be ("Common Equity Securities"), outstanding immediately prior to the Qualified Financing, calculated by assuming the exercise and/or conversion, as applicable, of all issued options, warrants and convertible securities immediately prior to the Qualified Financing into Equity Units of Common Equity Securities (but excluding any Equity Securities issuable in connection with the Qualified Financing or upon conversion of this and the other Notes). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (81,247)	$ (79,264)
Valuation Allowance	81,247	79,264
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (210,776)	$ (129,529)
Valuation Allowance	210,776	129,529
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $762,989 and the Company had state net operating loss ("NOL") carryforwards of approximately $762,989. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 31, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $244,364, an operating cash flow loss of $244,087, and liquid assets in cash of $94,006, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
SI Website


vennly

United States | New York

Website: http://www.vennly.co

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Vennly

End-to-end platform for enterprises to create and share secure audio both internally and externally

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$1,000	$5,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN VENNLY

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Vennly is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Form C
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Notable customers include ExxonMobil, Smartsheet, SAP, and Macmillan
- Finalizing a content partnership with The Second City in Chicago, an improvisational comedy enterprise
- Increased Average Contract Value (ACV) 6.77x from contracts signed in first half of 2021 ($3,111) to contracts signed in second half of 2021 ($21,069)
- Co-founder and CEO, Brian Landau, was EVP of Strategy and Monetization at Cadence 13, a leading podcasting firm, which was acquired by Entercom Communications. Co-founder and CPO/CTO, Max Engel, has led product and tech teams at BBC and SpinMedia. Key advisor, Arie Abecassis, is a co-founder of ICONYC and his prior investments include SeatGeek, The Athletic, Adaptly, and Seamless.ai
- Built custom product integration with Slack, as well as with Asana, Trello, Microsoft, Medium, Wordpress, and Drupal through Embedly

Fundraise Highlights

- Total Round Size: US $1,100,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $5,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Vennly powers audio for enterprises. We enable companies to create and distribute audio content directly to their priority channels, internally and externally, in custom-branded players with detailed analytics to help drive desired business outcomes.

Vennly is a SaaS business that's making it possible for businesses to share audio content seamlessly, privately, and securely in the flow of work.

Listen here: https://tinyurl.com/mryy4s6m

The Problem: Businesses are searching for ways to communicate with virtual and distributed workforces but are struggling with email burnout and Zoom fatigue. A 2021 survey by Kantar shows that 83% of corporate employees want to listen to company updates as podcasts but businesses don't have secure ways to distribute that into their work channels.

Our Solution: Vennly aims to solve technical barriers by integrating audio into communications channels like Slack, Sharepoint, Notion, and Asana. With Vennly, businesses are able to share executive updates, sales enablement content, and culture initiatives to their collaboration hubs in custom-branded players with enterprise-grade analytics.

Traction: Vennly has annual contracts with leading companies like ExxonMobil, Smartsheet, Macmillan Publishers, Mission Square, and SAP. We've grown average contract value (ACV) from $3,111 for contracts signed in Q1-Q2 '21 to $21,069 for contracts signed in Q3-Q4 '21. On the product side, we've focused on enabling secure distribution of audio content into existing platforms. Our analytics are able to provide companies with perspective on how their content is engaging with their teams. In 2022, we'll develop the Vennly audio player to provide more dynamic listening experiences like playlisting and customizable multiple-choice questions. By connecting listener insights - from content sources and listener destinations - with customizable engagement metrics (e.g. how employees answered a question associated with a specific piece of content), we believe we'll be able to continue to drive deal size and upsells with key features.

Pitch Deck



Gallery





Vennly Studio Workspace.

This is the primary workspace for creators, where they can manage and edit their content. Creators are a basic user role within an organization that can only create and submit content to the group's admins.

Media Mentions



The Team

Founders and Officers



Brian Landau

CEO AND CO-FOUNDER

Brian is Vennly's CEO, and has spent most of his career in audio. Prior to Vennly, he was part of the founding management team at leading podcast network Cadence13, where he helped lead development from launch through their acquisition by Entercom. He was also a digital leader at Westwood One, one of the largest national radio networks, and ran corporate dev at IZEA (NASDAQ: IZEA), a top SaaS enabled influencer marketing platform.



Dan Densen

CO-FOUNDER AND CMO

Dan is Vennly's CMO, and he leads up marketing and operations. Prior to co-founding Vennly, Dan spent most of his career as a strategy consultant. Dan spent more than 7 years at Prophet, starting as an Associate, then Senior Associate, before spending his last few years leading teams as an Engagement Manager. As an Engagement Manager, Dan lead global engagements for Target, CVS Health, McKesson, Manulife, T. Rowe Price, and Russell Reynolds, as well as co-lead the NY office's Prophet-4-Non-Profits pro-bono program. He was also a founding member of Prophet's Healthcare Vertical, contributing to the firm's thought leadership and research in Healthcare.



Max Engel

CO-FOUNDER AND CPO/CTO

Max is Vennly's CPO/CTO. Max has spent more than 10 years as a product and tech leader at both startups and enterprises including the BBC, Yahoo!, SpinMedia, Honest Buildings, Gravity, Myspace, and more.

Key Team Members



Ernesto Borrio

Fullstack Engineer



Eli VIllar

Fullstack Engineer



Andres Gonzalez

Fullstack Engineer

Notable Advisors & Investors



Arie Abecassis

Advisor, Cofounder and Partner at ICONYC, experienced angel investor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,100,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.94
Pre-Money valuation:	US $5,000,000
Option pool:	7.23%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Vennly has set an overall target minimum of US $300,000 for the round, Vennly must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Vennly's Form C.
Regulation CF cap:	While Vennly is offering up to US $1,100,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



● Team   ● Marketing & Acquisition   ● Technology Costs
● General & Adminsitrative

If Maximum Amount Is Raised



● Team   ● Marketing & Acquistion   ● Technology Costs
● General & Administrative

Investor Perks

Invest $5,000 - $24,999: Receive invite to an exclusive webinar series on the state of podcasting and digital audio for enterprise

Invest $25,000 - $49,999: Receive above perks, plus a 1-hour strategy session with the Vennly founding team on how to create a digital audio strategy for your organization or personal brand

Invest $50,000 or more: Receive above perks, plus on-call access to the Vennly founding team for domain expertise (both to provide guidance on your audio strategy and evaluate potential investment opportunities in the audio space)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Vennly's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $947,188
Closed Date	Sep 1, 2020
Security Type	Convertible Note
Valuation Cap	US $3,500,000

Market Landscape

Vennly sits at the intersection of the podcast industry (projected to be worth $94.9B in 2028) and the HR tech industry (projected to be worth $35.9B in 2028). We can also impact the corporate eLearning market, which is projected to be worth $271B by 2026. Vennly's primary buyer sits within HR with specific focus on employee experience. There are adjacent buying centers like Enablement, Internal Communications, and Learning and Development.

Podcasting for internal company use is a rapidly expanding space but existing solutions are rife with issues. When sharing audio internally, many companies simply post MP3s of the podcasts to their internal channels of communication. This is a significant security risk because that content can easily be downloaded and repurposed by a bad actor and no listener insights are available on an MP3, making it impossible to determine ROI on those efforts. There are also private podcasting apps that service internal company podcasts and are gaining traction. However, these companies like uStudio, Spokn, and Storyboard.fm require employees to download a dedicated app to listen to company podcast content - this increases user friction and lessens engagement. We've found that as companies grow above four hundred employees, they begin to invest heavily in internal channels of collaboration like Slack and intranets; and they require their content and communications to live on those channels, not solely on a third-party app.

As our product has matured, we have been able to drive deal size by leaning into our analytics product and Slack integration. Many younger, growth stage companies use Slack as their internal "source of truth" but they don't have clear sight-lines into employee engagement on that channel. Since rolling out our Slack integration in Q4 2021, we've found success in our sales cycle for Slack-specific companies.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The company has outstanding convertible notes. As of December 31, 2020, the Company issued a total of nine convertible note agreements for cash proceeds of $947,188. The convertible notes agreements carry 5% interest and February 28, 2022 maturity date. The convertible notes are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Landau, Dan Densen, and Max Engel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Vennly's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Vennly's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (3 files)	Mar 4, 2022	Folder
> 📁 Fundraising Round (1 file)	Mar 4, 2022	Folder

Investor Agreements (1 file)	Mar 4, 2022	Folder
Miscellaneous (4 files)	Mar 4, 2022	Folder

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Be the first to post a comment or question about Vennly.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Vennly

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Vennly. Once Vennly accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Vennly in exchange for your securities. At that point, you will be a proud owner in Vennly.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Vennly has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Vennly does not plan to list these securities on a national exchange or another secondary market. At some point Vennly may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Vennly either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Vennly's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Vennly's Form C. The Form C includes important details about Vennly's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

Vennly

Integrated audio platform for business



Disclaimer: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Audio is playing an increasing role in our new reality

How we work has fundamentally changed, and so has how we engage with content:

 **Video fatigue is real**: Half of people working remotely report experiencing "Zoom fatigue"[1]

 **Remote is here to stay**: 80% of companies are permanently adopting either a fully remote or hybrid remote model[1]

 **Company culture is suffering:** 35% of employees report remote work has lead to a worse sense of belonging at work[2]

 **Employees want more audio**: 83% of employees are interested in receiving company updates and briefings via audio[3]

1. Virtira 2. Slack Future Forum 3. Kantar



Audio is maturing but there are still unmet needs

Innovation in audio has been concentrated on podcasting, with a focus on monetization and consumer-grade solutions. The answer to date for enterprises has been in the form of private podcasting, which creates friction for the listener by forcing them to listen in a dedicated app, both lowering engagement and limiting external use cases. Vennly aims to solve for that with insights to help improve engagement and integrations that facilitate more use cases.

	vennly	uStudio	CASTED	Spokn	Storyboard	PODBean	SOUNDCLOUD	buzzsprout
Privacy and granular Security	✓	✓	✓	✓	✓	✓		
Analytics that prove ROI	✓	✓	✓	✓		✓		
Removes friction for listeners	✓		✓				✓	✓



Vennly aims to address gaps where others fall short



Existing Pain Points



Lack of privacy and security



Lack of analytics and sightline into ROI



Too many user steps generating friction

Vennly's Solution



- Enable / disable sharing of content
- Lock content to specific domains
- Add email authentication or SSO (feature in development)



- Detailed engagement analytics per piece of content
- Aggregated listener data across all end points
- Add UTM tags and tracking pixels to web player links



- No additional downloads – all browser based
- Share directly to existing comm channels
- Call to action button on players to drive desired behaviors

Our web-based solution requires no new apps

Content can be managed from anywhere with our cloud-based platform

vennly
Dan Densen
All
Archived
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Title
Creator
Length
Status
Recorded
Submitted
Published
Plays
Actions
Retention is an Output of Employee Advocacy
We Don't Want Your First Week to be About Logistics
What is it Like to Actually Work at Your Company?
Provide a Painkiller & Not a Vitamin
What's New That People Can Enjoy Using?
Prioritize Quality as Well as Quantity
In SaaS, They're Buying the Future of the Software
Allow Employees to do Self Discovery
Prev
Next

Each piece of content can have custom design elements and security settings



vennly
Dan Densen
Edit Details: How Do We Make Better Meetings? by Brian Landau
Cancel or Update
Details
Design
Security
Creator
Brian Landau
Tags
Communications
people
Title
How Do We Make Better Meetings?
Description
Content Audio
Upload Audio
Download Audio
Preview
Large
Medium
How Do We Make Better Meetings?
The Drip
0:00
16:58
Brian Landau
Vennly Corp.
Read more
Questions or comments? Contact us!

We can be a one stop shop for enterprise audio

We enable companies to distribute audio anywhere with powerful analytics that track deeper engagement than just downloads or listens. With the data we track, we'll also be able to offer contextual and actionable insights to help companies improve their content. As we demonstrate expertise in content, we can begin to create and sell SME content using our own understanding of the data, for customers to buy and share via Vennly





Share
Embed Player
Edit
Unpublish
Archive

Our current solution enables distribution to any end point with analytics





162

Investment in the next 12-18 months will help power a stronger analytics offer to drive content improvement



As a trusted expert in audio content we'll be able to build a marketplace for SME audio creating a new revenue stream



Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Over the next two years we can activate our vision

	Q1-Q2 2022	Q3-Q4 2022	2023
GTM Roadmap	Conduct initial test with free third party content to help validate marketplace concept	Expand budgets into learning & development, and general Talent / HR	Launch a store of exclusive, premium content for businesses already on Vennly platform
Key Product Milestone	Publicly launch partnership with The Second City Works	Build integrations with more intranet platforms	Develop key content partnerships within business and academia
	The Second City Works (Partnership being finalized)	zapier, Workplace, Yammer, SAP Jam (Integrations in early development)	Deloitte., Harvard Business Review, BCG, COLLECTIVE (In discussions with HBR, all others are illustrative)





Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Current market validation

- **Customers include:**





- **Pipeline includes:**

Our pipeline includes companies that we've done outreach with and are in various stages of conversations with.

- **Shown strong growth in average contract value (ACV) as we've refined our buyer target**

ACV of all contracts signed
$20,000
$10,000
$0
$2,291
$3,111
$21,069
Deals signed 6/20-12/20
Deals signed 1/21-6/21
Deals signed 7/21-12/21



Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Key integrations are helping speed up market adoption

Our GTM has focused on being the audio solution that seamlessly integrates into existing employee communications workflows, including:

 SharePoint

 asana

 WORDPRESS

 socialchorus

 Google Workspace

 Trello

 Drupal™

 Podio

Our biggest bet is on Slack, and we just launched our Slack app that utilizes Slack SSO to restrict listening to members of the channel where the content is shared

 slack

Use Case:
Employer and Internal brand

Audio enables companies to authentically elevate stories and voices from across the organization

Listen to an example



culture | employeeengagement

Culture is Defining What Experiences are Shared

0:00 — 5:59

Amy Hsuan
Mixpanel

Amy Hsuan is the Vice President of People and Business Operations at Mixpanel where she leads the Human Resources, Recruiting, and Business Operations teams. In this segment, Amy outlines how Mixpanel thinks about...

Read more

Learn More About Careers at Mixpanel

Ways Customers Activate

- Founding story
- Customer success story
- Commitment to DEI
- Commitment to ESG
- Employee wellbeing story
- Employee growth story
- ERG spotlight



Impact for Customers

Activate stories to drive listeners to career page, job listing sites



Use Case:
Executive Communications

83% of employees are interested in receiving company updates and briefings by podcast

Listen to an example



Effective Internal Communications in the Manufacturing Space

internal communication strategy | internal communication best practices

employee communications | internal communications

0:00 ━━━━━━━━━━━━━━━ 15:35

Josh Rogers
FleishmanHillard

On today's episode of T+T Talk, we're joined by Paul Mottershead to discuss the importance and impact of effective internal communications in the manufacturing space. We discuss how manufacturing companies can...

Read more

Email Zack Kavanaugh to be added to our email distribution

Ways Customers Activate

- Leadership updates
- Company-wide announcements
- Recognition programs
- Employee advocacy programs



Impact for Customers

Nominate colleagues for recognition, take surveys



Use Case:
Thought Leadership

Engage SME's from across the organization for internal and external thought leadership content

Listen to an example



Interview on Project Portfolio Management (PPM) with Alan Zucker

expertise | interview | ppm | project portfolio management

0:00 ———————————— 15:16

Kate Eby
Smartsheet

An interview on all things project portfolio management (PPM) with Alan Zucker, Founding Principle of Project Management Essentials, LLC, discussing how he defines PPM, the benefits it provides organizations, and tips to...

Read more

Try Smartsheet for free

Ways Customers Activate

- Add audio to whitepapers, one pagers, ebooks, etc.
- Embed audio on company blogs
- Activate speakers and panelists for industry events
- Interview SMEs for internal learning and development

Impact for Customers



Increase time spent on sites, add tracking to PDF-based docs



Use Case: Customer Success Stories

Elevate the stories of the most successful customer partners in a content series

Listen to an example



PepsiCo Senior Fleet Manager: Recognize, reward and replenish your technicians
Episode 1
0:00
16:09
Mobil Delvac
The Long Haul: Trucking with George and Paul
ExxonMobil
PepsiCo Senior Fleet Manager Lee Kirby talks with George and Paul about finding and retaining qualified technicians to service a large fleet.
Download the 2021 Energy and Carbon Summary

Ways Customers Activate

- Create deeper enablement content
- Elevate customer success stories
- Celebrate big sales wins
- Distribute externally to LinkedIn, Medium, Slack Connect, etc.



Impact for Customers

Provide recognition to internal teams and social proof to prospects



Team with audio and enterprise pedigree



Brian Landau, audio lifer
CEO & Cofounder

Helped lead Cadence13 from launch through their strategic investment round with Entercom, digital leader at Westwood One, ran corporate dev at IZEA

Max Engel, media CMS architect
CTO / CPO & Cofounder



10+ years as a product and tech leader at both startups and enterprises including the BBC, Yahoo!, SpinMedia, Honest Buildings, Gravity, Myspace, and more

Dan Densen, enterprise geek
CMO & Cofounder



9+ years as a strategy consultant at Prophet and Nielsen, lead global engagements for Target, CVS Health, McKesson, Manulife, Teva, and Intel



Company Roadmap and Targets

	Q1 ‘22	Q2 ‘22	Q3 ‘22	Q4 ‘22
Business Milestones	Reach 40 paying customers	20%+ upgrade rate for renewing customers	Reach 75 paying customers	50% higher ACV vs Q4 2021
Team Growth	Hire a new PT producer / content strategist	Hire a BDR and front end engineer	Hire customer success associate	Hire growth marketer
Product Plan	Launch v1 of our insights platform, pixel tracking integration	MS Teams integration Modular player applets (polls, email capture, etc)	Zapier integration, launch miniature player size	Playlists, series, and recommendation within player
ARR Projection	$222,000 ARR	$320,000 ARR	$456,000 ARR	$ 644,000 ARR



Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Use of Proceeds

If maximum amount raised:



79%
Team

11%
Mkting

5%
Tech

5%
G&A

If minimum amount raised:



60%
Team

20%
Marketing

10%
Tech

10%
G&A



Vennly is positioned to become a one stop shop



Vennly is positioned to meet shifting demand for "learning in the flow of work", as the corporate eLearning market is projected to more than double from $116bn in 2020 to $271bn by 2026. Over the next 18 months we can move from our initial content partnerships to offering a library of paid content through high-profile content partners



We're currently developing initial content partnerships, and provide free content to new customers



Growing revenues will help us create a paid content library, rev sharing with content providers





Future funding will help us develop proprietary content with leading voices, using insights gleaned from engagement data with content shared via Vennly





vennly.co

EXHIBIT E

Video Transcripts

Vennly's Company Overview Video Transcription

Hi I'm Brian, co-founder and CEO of Vennly, Hi I'm Dan, co-founder and CMO. And I'm Max co-founder, CTO and CPO. We're the founding team, of Vennly an integrated audio platform for enterprises to manage, share and analyze their content. We're really excited about the role that audio is playing in the future. Since the pandemic companies have adopted audio as a key communications tool, and this growing trend was only accelerated by the shift to remote in hybrid workplaces with half of people who work remotely feeling zoomed out dreading yet another video call or training video to watch. Some companies have embraced audio as an authentic medium, where you can display empathy and emotion and create content faster and more cost effectively than video. And you don't even need to change out of your sweatpants. While companies have embraced audio, we believe there haven't been enterprise grade tools built for companies audio needs locking in the right tools. Some companies will take a simple approach like publishing audios and unlisted YouTube link or posting an mp3 to their intranet. These approaches lack security, and they don't allow the capture of detailed engagement data to help understand the impact of audio. Some competitors have tried to address these security issues by building private podcasting apps that require users to download yet another app and only allows content to live on increasing friction and decreasing utility. At Vennly, we believe the best engagement on content and the best insights come when you can meet users where they already are. Most companies have invested heavily in building up communications channels as a source of truth, whether it's slack, intranet, workplace from meta audio shipment, they're in the flow of work. To help make this a reality, we built an integration with Slack and via Embedly, have integrations with communication platforms like Firstup Microsoft Teams and SharePoint productivity platforms like Asana, Trello and Podio. And publishing platforms like WordPress and Drupal. We also developed a feature that helps users add a clickable player image to places where rich media like audio cannot be embedded. Such as emails and PDFs. Importantly, capture detailed engagement data no matter where the content is shared. So the same piece of audio can be posted on the company's intranet homepage, shared in their slack workspace and posted on the company's LinkedIn page. And all of their insights will be captured and rolled up into one analytics dashboard. No need to export data from different sources to cobble together and understand how your content is performing. Vennly makes it easy with the ability to put content directly where employees already are and track it with greater detail, we are a powerful end to end solution. But we're only just getting started. We've designed our players in a modular fashion, allowing us to add more dynamic modules like survey questions and sign up fields right on our players. This will allow customers to better drive and track desired business outcomes around employee engagement, employee satisfaction, talent acquisition and retention in employer brand equity. We think that tracking content engagement by viewers or listeners is too limited. And that by directly tying content to business outcomes through planned feature development will drive more value for our customers. And we'll be able to charge more for that. Finally, we believe that this will put us in position to be the de facto audio solution for enterprises, placing us in a position to not only be the engine for companies distributing and analyzing their content, but also purchasing content for training or development that they can then distribute through them only to their preferred channels. We see an opportunity to partner with Premier thought leaders, business schools, leading businesses to build a content marketplace. We've already started on this journey, forming a partnership with the second city works the corporate training arm of the improv group, Second City and they've provided us with an exclusive training content that customers can access and share for free. This initial partnership is helping us better understand customer needs and behaviors so that we can validate and refine our content marketplace concepts. We believe that enterprises are just starting to scratch the surface of the potential of audio. We think that Vennly is well positioned to be the end to end solution for enterprise. We'd love to have you on this exciting journey with us. Thank you so much.

Demo of Vennly's Slack Integration Video Transcription

Hi everyone, this is Brian from Vennly. I'm very excited to demo and share with you our Slack integration. Now using Vennly business can share audio content directly to their slack with security and privacy and pull analytics. Without further ado, I'm going to share my screen. I am here in the Dunder Mifflin dashboard. I've skipped over a step here, but I've linked my group to our Slack workspace. And here you see the content that we've created. I'm going to tap into Toby's piece of content here and go to the security. Here you see I'm going to restrict this specific piece of content to the slack workspace. I'll hit update. I'm going to take this link, and copy it's simply into our slack. And here it is, you see the content by title by who the creator is a little bit about what this piece of content is about. I'm going to be both the content creator and the recipient here in this example, so I'll click on the piece of content. And what you'll see is that on the first use, and only the first use, though, the user the listener in that slack workspace needs to sign into Slack. We are tapping into slacks, authentication and SSO to do this. Once they do this the first time they don't need to do it ever again. And here is the piece of content from Dunder Mifflin from Toby, I can listen to it. There's a call to action button here, of course, and this is only accessible to people who are in the slack workspace that has been approved. As part of this. I'm very grateful for your time and your consideration today. It's a very simple process. We're very excited now companies can share their content to slack with security and privacy and of course, full engagement on that content. Please let me know if you have any thoughts, any questions, wishing you all the best.